SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On March 1, 2007, Miner and Miner, Consulting Engineers, Inc., (“Miner and Miner”) a wholly-owned subsidiary of Telvent GIT, S.A., entered into a lease with Meyers 4701, LLC (“Landlord”) for office space located at 4701 Royal Vista Circle, Windsor, Colorado. The leased facility is currently 1,949 square meters (20,982 square feet) but will be expanded by Landlord by approximately 7,500 square feet (the “Addition”). The Addition is scheduled to be complete in early summer 2007, at which time Miner and Miner will occupy the Addition. The rent under this lease is $26,221.00 per month until the Addition is occupied and upon completion of the Addition the monthly rent shall change to the product of the actual size of the leased facility in square feet times $18.50 per square foot, divided by 12 months. Monthly rental payments shall be subject to a bi-annual increase of not more than 6%. Miner and Miner will also pay its proportionate share of the operating costs and property taxes. The lease expires six years after the date on which Miner and Miner occupies the Addition. Miner and Miner has options to renew the lease for three additional terms of six years each by giving notice at least 180 days and no more than a year prior to the expiration of the then existing lease term. The rent for each renewal term will be the market rate for space of similar size, use and location.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
	By:	/s/ Manuel Sánchez
		Name:	Manuel Sánchez
Date: March 7, 2007		Title:	Chief Executive Officer

Exhibit Index
The following exhibits has been furnished as part of this Form 6-K.

Exhibit	Description

4.2	4701 Lease between Miner and Miner, Consulting Engineers, Inc. and Meyers 4701, LLC, dated March 1, 2007 for facilities at 4701 Royal Vista Circle, Windsor, Colorado

3